UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             -----------------------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*
                             -----------------------

                           FAMILY BARGAIN CORPORATION
                                (Name of Issuer)

                          COMMON STOCK, PAR VALUE $.01
                         (Title of Class of Securities)

                                    306889403
                                 (CUSIP Number)
                             -----------------------

                              ROBERT M. HIRSH, ESQ.
                    PAUL, WEISS, RIFKIND, WHARTON & GARRISON
                           1285 AVENUE OF THE AMERICAS
                             NEW YORK, NY 10019-6064
                            TEL. NO.: (212) 373-3000
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)
                             -----------------------

                                JANUARY 10, 1997
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                       SCHEDULE 13D


CUSIP NO.  306889403
         -----------



1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             Three Cities Offshore II C.V.

2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (A) [ ]
                                                                         (B) [X]

3      SEC USE ONLY


4      SOURCE OF FUNDS

             OO  --  Contributions from Partners

5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
       TO ITEMS 2(d) or 2(e)                                                 [ ]

6      CITIZENSHIP OR PLACE OF ORGANIZATION

                     Netherlands Antilles

                      7      SOLE VOTING POWER

      NUMBER OF                    -0-
       SHARES
 BENEFICIALLY OWNED
  BY EACH REPORTING
       PERSON
        WITH

       8              SHARED VOTING POWER

                            6,268,563

       9              SOLE DISPOSITIVE POWER

                            -0-

       10             SHARED DISPOSITIVE POWER

                            6,268,563

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             6,268,563

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             [ ]
             Not Applicable

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             59.0%

14     TYPE OF REPORTING PERSON

             PN

                                       SCHEDULE 13D


CUSIP NO.  306889403
         -----------



1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             TCR Offshore Associates, L.P.

2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (A) [ ]
                                                                         (B) [X]
3      SEC USE ONLY

4      SOURCE OF FUNDS

             Not Applicable

5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
       TO ITEMS 2(d) or 2(e)                                                 [ ]

6      CITIZENSHIP OR PLACE OF ORGANIZATION

             Netherlands Antilles

                      7      SOLE VOTING POWER

NUMBER OF                          -0-
SHARES
BENEFICIALLY OWNED
BY EACH REPORTING
PERSON
WITH

       8              SHARED VOTING POWER

                            6,268,563

       9              SOLE DISPOSITIVE POWER

                            -0-

       10             SHARED DISPOSITIVE POWER

                            6,268,563

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             6,268,563(1)

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             [ ]
             Not Applicable

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                 59.0%

14     TYPE OF REPORTING PERSON

             PN

      (1) Solely in its capacity as sole general partner of Three Cities Offshore II C.V.

                                       SCHEDULE 13D


CUSIP NO.  306889403
         -----------



1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             J. William Uhrig

2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (A) [ ]
                                                                         (B) [X]

3      SEC USE ONLY

4      SOURCE OF FUNDS

             Not Applicable

5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
       TO ITEMS 2(d) or 2(e)                                                 [ ]

6      CITIZENSHIP OR PLACE OF ORGANIZATION

             United States

                      7      SOLE VOTING POWER

      NUMBER OF                    -0-
       SHARES
 BENEFICIALLY OWNED
  BY EACH REPORTING
       PERSON
        WITH

       8              SHARED VOTING POWER

                            6,268,563

       9              SOLE DISPOSITIVE POWER

                            -0-

       10             SHARED DISPOSITIVE POWER

                            6,268,563

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             6,268,563(1)

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             [ ]
             Not Applicable

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                 59.0%

14     TYPE OF REPORTING PERSON

             IN

      (1) Solely in his capacity as a general partner of TCR Offshore Associates, L.P., which is the sole general partner of Three Cities Offshore II C.V.

                                       SCHEDULE 13D


CUSIP NO.  306889403
         -----------



1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             H. Whitney Wagner

2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (A) [ ]
                                                                         (B) [X]

3      SEC USE ONLY

4      SOURCE OF FUNDS

             Not Applicable

5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
       TO ITEMS 2(d) or 2(e)                                                 [ ]

6      CITIZENSHIP OR PLACE OF ORGANIZATION

             United States

                      7      SOLE VOTING POWER

      NUMBER OF                    -0-
       SHARES
 BENEFICIALLY OWNED
  BY EACH REPORTING
       PERSON
        WITH

       8              SHARED VOTING POWER

                            6,268,563

       9              SOLE DISPOSITIVE POWER

                            -0-

       10             SHARED DISPOSITIVE POWER

                            6,268,563

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             6,268,563(1)

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             [ ]
             Not Applicable

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                 59.0%

14     TYPE OF REPORTING PERSON

             IN

      (1) Solely in his capacity as a general partner of TCR Offshore Associates, L.P., which is the sole general partner of Three Cities Offshore II C.V.

CUSIP NO. 306889403


ITEM 1.     SECURITY AND ISSUER.

            The title of the class of equity securities of Family Bargain Corporation, a Delaware corporation (the "Company"), to which this Schedule 13D (this "Statement") relates is the Company's common stock, par value $.01 per share (the "Common Stock"). The address of the principal executive offices of the Company is 4000 Ruffin Road, San Diego, California 92123.


ITEM 2.     IDENTITY AND BACKGROUND.

      (a) This Statement is hereby filed by Three Cities Offshore II C.V., a Netherlands Antilles partnership ("Offshore II"), TCR Offshore Associates, L.P., a Netherlands Antilles limited partnership ("TCR Offshore"), J. William Uhrig ("Uhrig") and H. Whitney Wagner ("Wagner"). Offshore II, TCR Offshore, Uhrig and Wagner are sometimes hereinafter collectively referred to as the "Reporting Persons."

      (b)-(c)

      OFFSHORE II

      Offshore II is a Netherlands Antilles partnership, formed to invest in securities to be selected by its investment committee. The principal business address of Offshore II, which also serves as its principal office, is c/o Three Cities Research, Inc., 135 East 57th Street, New York, New York 10022. Pursuant to Instruction C to Schedule 13D of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), information with respect to TCR Offshore, the sole general partner of Offshore II, is set forth below.

      TCR OFFSHORE

      TCR Offshore is a Netherlands Antilles limited partnership, the principal business of which is serving as the general partner of Offshore II. The principal business address of TCR Offshore, which also serves as its principal office, is c/o Three Cities Research, Inc., 135 East 57th Street, New York, New York 10022. Pursuant to Instruction C to Schedule 13D of the Exchange Act, information with respect to Uhrig and Wagner, the general partners of TCR Offshore, is set forth below.

      UHRIG AND WAGNER

      Uhrig and Wagner are each individuals who serve as general partners of TCR Offshore. Pursuant to Instruction C to Schedule 13D of the Exchange Act, the name, residence or business address, and present principal occupation or employment of each general partner of TCR Offshore is as follows:

CUSIP NO. 306889403




                        RESIDENCE OR             PRINCIPAL OCCUPATION
NAME                  BUSINESS ADDRESS               OR EMPLOYMENT
----                  ----------------               -------------

J. William Uhrig      c/o Three Cities         Managing Partner of Three
                      Research, Inc.           Cities Research, Inc.
                      135 East 57th Street
                      New York, NY 10022

H. Whitney Wagner     c/o Three Cities         Managing Partner of Three
                      Research, Inc.           Cities Research, Inc.
                      135 East 57th Street
                      New York, NY 10022


      Three Cities Research, Inc., Delaware corporation, performs investment advisory services for Offshore II and its portfolio companies. The principal business address of Three Cities Research, Inc. is 135 East 57th Street, New York, New York 10022.

      (d) None of the entities or persons identified in this Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

      (e) None of the entities or persons identified in this Item 2 has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      (f) Each of the natural persons identified in this Item 2 is a citizen of the United States of America.


ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

            As more fully described in Item 6 below, Offshore II purchased an aggregate of 336,213 shares of Common Stock and 44,604 shares of Series A 9 1/2% Cumulative Convertible Preferred Stock ("Series A Preferred") for an aggregate purchase price of $1,503,145.72 and 11,060 shares of Series B Junior Convertible, Exchangeable Preferred Stock ("Series B Preferred") for an aggregate purchase price of $11,059,935.04. Offshore II used contributions from its partners to fund such purchases.

CUSIP NO. 306889403


ITEM 4.     PURPOSE OF TRANSACTION.

      The Reporting Persons consummated the transactions described herein in order to acquire a significant interest in the Company and for investment purposes.

      The Reporting Persons intend to review continuously their position in the Company. Depending upon future evaluations of the business prospects of the Company and upon other developments, including, but not limited to, general economic and business conditions and stock market conditions, each of the Reporting Persons may retain or from time to time increase, or dispose of all or a portion of, its holdings, subject to any applicable legal or other restrictions on its ability to do so.

      In addition, the matters set forth in Item 6 below are incorporated in this Item 4 by reference as if fully set forth herein.

      Except as set forth in this Item 4, the Reporting Persons have no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Exchange Act.


ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER.

      (a)

      OFFSHORE II

      Offshore II may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of 6,268,563 shares of Common Stock (including 5,818,590 shares of Common Stock issuable upon conversion of the 11,060 shares of the Series B Preferred and 113,760 shares of Common Stock issuable upon conversion of the 44,604 shares of the Series A Preferred), which constitutes approximately 59.0% of the 10,625,687 shares of Common Stock deemed outstanding with respect to Offshore II pursuant to Rule 13d-3(d)(1)(i) of the Exchange Act.

      TCR OFFSHORE

      In its capacity as the sole general partner of Offshore II, TCR Offshore may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of 6,268,563 shares of Common Stock (including 5,818,590 shares of Common Stock issuable upon conversion of the 11,060 shares of the Series B Preferred and 113,760 shares of Common Stock issuable upon conversion of the 44,604 shares of the Series A Preferred), which constitutes approximately 59.0% of the 10,625,687 shares of Common Stock deemed outstanding with respect to TCR Offshore pursuant to Rule 13d-3(d)(1)(i) of the Exchange Act.

CUSIP NO. 306889403


      UHRIG

      In his capacity as a general partner of TCR Offshore, which is the sole general partner of Offshore II, Uhrig may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of 6,268,563 shares of Common Stock (including 5,818,590 shares of Common Stock issuable upon conversion of the 11,060 shares of the Series B Preferred and 113,760 shares of Common Stock issuable upon conversion of the 44,604 shares of the Series A Preferred), which constitutes approximately 59.0% of the 10,625,687 shares of Common Stock deemed outstanding with respect to Uhrig pursuant to Rule 13d-3(d)(1)(i) of the Exchange Act.

      WAGNER

      In his capacity as a general partner of TCR Offshore, which is the sole general partner of Offshore II, Wagner may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of 6,268,563 shares of Common Stock (including 5,818,590 shares of Common Stock issuable upon conversion of the 11,060 shares of the Series B Preferred and 113,760 shares of Common Stock issuable upon conversion of the 44,604 shares of the Series A Preferred), which constitutes approximately 59.0% of the 10,625,687 shares of Common Stock deemed outstanding with respect to Wagner pursuant to Rule 13d-3(d)(1)(i) of the Exchange Act.

      (b)

      OFFSHORE II

      Offshore II may be deemed to share the power to vote or to direct the vote, or to share power to dispose of or to direct the disposition, of 6,268,563 shares of Common Stock (including 5,818,590 shares of Common Stock issuable upon conversion of the 11,060 shares of the Series B Preferred and 113,760 shares of Common Stock issuable upon conversion of the 44,604 shares of the Series A Preferred).

      TCR OFFSHORE

      In its capacity as the sole general partner of Offshore II, TCR Offshore may be deemed to share the power to vote or to direct the vote, or to share power to dispose of or to direct the disposition, of 6,268,563 shares of Common Stock (including 5,818,590 shares of Common Stock issuable upon conversion of the 11,060 shares of the Series B Preferred and 113,760 shares of Common Stock issuable upon conversion of the 44,604 shares of the Series A Preferred).

      UHRIG

      In his capacity as a general partner of TCR Offshore, which is the sole general partner of Offshore II, Uhrig may be deemed to share the power to vote or to direct the vote, or to share power to dispose of or to direct the disposition, of 6,268,563

CUSIP NO. 306889403


shares of Common Stock (including 5,818,590 shares of Common Stock issuable upon conversion of the 11,060 shares of the Series B Preferred and 113,760 shares of Common Stock issuable upon conversion of the 44,604 shares of the Series A Preferred).

      WAGNER

      In his capacity as a general partner of TCR Offshore, which is the sole general partner of Offshore II, Wagner may be deemed to share the power to vote or to direct the vote, or to share power to dispose of or to direct the disposition, of 6,268,563 shares of Common Stock (including 5,818,590 shares of Common Stock issuable upon conversion of the 11,060 shares of the Series B Preferred and 113,760 shares of Common Stock issuable upon conversion of the 44,604 shares of the Series A Preferred).

      (c) Except as set forth herein or in the Exhibits filed herewith, none of the persons named in response to paragraph (a) has effected any transactions in shares of Common Stock during the past 60 days.

      (d) Each of the Reporting Persons affirms that no person other than such Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock owned by such Reporting Person.

      (e)   Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

            Pursuant to the Securities Purchase Agreement, dated December 30, 1996 (the "Securities Purchase Agreement"), by and among the Company and the Persons (as defined therein) set forth on Schedule 2.2 thereof, the Company agreed to issue and sell to Three Cities Fund II, L.P., Offshore II and Terfin International, Ltd. (collectively, the "Purchasers"), and the Purchasers agreed to purchase from the Company, an aggregate of 27,000 shares of Series A Preferred. At the same time, Offshore II, Three Cities Fund II, L.P. and Terfin International Ltd. entered into a Securities Purchase Agreement ("Stockholder Securities Purchase Agreement") with Benson A. Selzer, Joseph Eiger, John A. Selzer, Dutford Limited and Coplex Foundation (the "Selling Stockholders") pursuant to which Offshore II agreed to purchase an aggregate of 336,213 shares of Common Stock and 44,604 shares of Series A Preferred for an aggregate purchase price of $1,503,145.72.

            On January 10, 1997, Offshore II purchased 11,060 shares of Series B Preferred and the Purchasers deferred their obligation to purchase an aggregate of 5,000 additional shares of Series B Preferred until a date no later than February 15, 1997. The Purchasers were also granted an option to purchase from the Company, at

CUSIP NO. 306889403


the same price and on the same terms and conditions as the Securities Purchase Agreement, at any time up to and including 90 days from January 10, 1997, up to 5,000 additional shares of Series B Preferred. The additional 10,000 shares of Series B Preferred will be allocated among the Purchasers (and their designees) in a manner which has not yet been determined. On January 10, 1997, Offshore II purchased 336,213 shares of Common Stock and 44,604 shares of Series A Preferred from the Selling Stockholders.

            In connection with the Stockholder Securities Purchase Agreement, the Selling Stockholders executed a Standstill Agreement (the "Standstill Agreement") in favor of Offshore II and the other Purchasers pursuant to which the Selling Stockholders agreed that, until January 9, 2000, the Selling Stockholders shall not (i) acquire direct or indirect beneficial ownership of any shares of any class of capital stock of the Company, or any debt or equity securities (including warrants and options) convertible or exchangeable into, or which may be exercised for, any class of capital stock of the Company, with or without additional cash or consideration; (ii) directly or indirectly solicit proxies or become a "participant" in a "solicitation" (as such terms are defined in Regulation 14A under the Exchange Act) in opposition to a recommendation of the Board of Directors (the "Board") of the Company; (iii) initiate or induce or attempt to induce or give material support to any other person to initiate, or in any other way participate in, any tender or exchange offer, for acquisition of shares of the Company or any change in control of the Company, or any proxy solicitation which relates to the Company; (iv) initiate any communication with, or respond to any communication from, any shareholder of the Company in his, her or its capacity as a shareholder if such communication relates to any of the matters set forth in (i), (ii) or (iii) above; or (v) attempt to influence the affairs of the Company in any other manner or respect.

            The Board of Directors (the "Board") of the Company elected Uhrig, Wagner and Thomas G. Weld, each of whom is a Managing Partner of Three Cities Research, Inc., to the Board of the Company. Three Cities Research, Inc. performs investment advisory services for Offshore II and its portfolio companies.

            In connection with the Securities Purchase Agreement, the Company and the Purchasers entered into the Registration Rights Agreement, dated as of January 10, 1997 (the "Registration Rights Agreement"). The description of the Registration Rights Agreement that follows is not, and does not purport to be, complete and is qualified in its entirety by reference to the Registration Rights Agreement, a copy of which is attached hereto as Exhibit 4. Pursuant to the Registration Rights Agreement, the Purchasers and any of their respective transferees to which shares of Common Stock are transferred (other than the transferee to whom such securities have been transferred pursuant to a registration statement under the Securities Act of 1933, as amended, and the rules and regulations of the SEC promulgated thereunder (the "Securities Act")) holding at least 25% of the Registrable Securities (as defined therein) have the right, subject to certain limitations set forth in the Registration Rights Agreement, to request the Company at any time to register under the Securities Act, at the Company's expense, all or part of the shares of

CUSIP NO. 306889403


Common Stock owned by the Purchasers and their transferees (a "Demand Registration"). The Company agreed to pay such expenses in connection with three Demand Registrations; provided that such Demand Registrations may be limited if the certain conditions set forth in Section 3(f) of the Registration Rights Agreement are satisfied. The Purchasers also have certain piggyback registration rights in connection with registrations by the Company under the Securities Act.


ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS.


Exhibit 1                    Securities Purchase Agreement
Exhibit 2                    Stockholder Securities Purchase Agreement
Exhibit 3                    Registration Rights Agreement
Exhibit 4                    Standstill Agreement

CUSIP NO. 306889403


                                Signature

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  January 21, 1997


                        THREE CITIES OFFSHORE II C.V., a Netherlands
                        Antilles partnership

                        By: TCR Offshore Associates, L.P., a Netherlands Antilles limited partnership, its General Partner


                        By:   /s/ J. William Uhrig
                              ----------------------------------
                              Name:  J. William Uhrig
                              Title:  General Partner


                        TCR OFFSHORE ASSOCIATES, L.P., a Netherlands
                        Antilles limited partnership



                        By:   /s/ J. William Uhrig
                              ----------------------------------
                              Name: J. William Uhrig
                              Title:  General Partner


                        /s/ J. William Uhrig
                        ----------------------------------
                        J. William Uhrig


                        /s/ H. Whitney Wagner
                        ----------------------------------
                        H. Whitney Wagner

CUSIP NO. 306889403


                              EXHIBIT INDEX


 Number      Document
 ------      --------


   1         Securities Purchase Agreement
   2         Stockholder Securities Purchase Agreement
   3         Registration Rights Agreement
   4         Standstill Agreement